SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                    RYANAIR LAUNCHES CHRISTMAS GIFT VOUCHER
                             WITH EUR20,000 DONATION
               TO CHILDREN IN NEED & THE JACK AND JILL FOUNDATION

Ryanair Europe's No.1 low fares airline, today (Tuesday, 2nd December 2003) got into the Christmas spirit with a EUR20,000 donation to Children in Need and The Jack and Jill Foundation to announce the launch of the NEW Ryanair Christmas Gift Vouchers. The EUR50/GBP50 Christmas gift vouchers, which can be bought directly from www.ryanair.com, are the perfect way to get Christmas off to a flying start. The new Christmas vouchers can be used to buy flights on any of Ryanair's 136 European routes across 16 countries. In addition, Ryanair will donate EUR/ GBP1.00 to NSPCC and Cancer Research for every voucher bought. Ryanair.com's Commercial Director, Conal Henry said:

    "Santa's sack will be a bit lighter this Christmas, thanks to the new
     Ryanair Christmas gift vouchers. This is a great present for anyone, and it can be ordered easily online at www.ryanair.com. The vouchers are valid for 6 months and it means you can give a gift of a flight on any of Ryanair 136 European routes, and at the same time you will be helping children's charities this Christmas with a donation for every voucher sold.

    "The Ryanair Christmas vouchers are available from today (2nd December
     2003) only at www.ryanair.com - so go online and give someone a flight this Christmas!"


Ends.

Tuesday, 2nd December 2003

Paul Fitzsimmons - Ryanair        Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228            Tel; 00 353 1 4980 300


Notes:
Ryanair Gift Voucher - Terms and Conditions

   - Vouchers are issued in denominations of GBP50/EUR50. No change is given
   - Vouchers are valid for six months from date of issue. Bookings must be made using the voucher within 6 months of the issue date, after which the voucher becomes void.
   - The validity of vouchers will not be extended.
   - Vouchers are valid only for the name issued on the voucher (as specified by the purchaser at the time of purchase)
   - Vouchers are non-transferable and non-refundable
   - A maximum of three vouchers per passenger per return flight may be redeemed.
   - Vouchers are valid only towards the cost of Ryanair flights (including associated taxes, fees and charges). They may not be used for other products (e.g. car hire and travel insurance)
   - Vouchers can only be redeemed by calling Ryanair Direct on the numbers provided.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    RYANAIR HOLDINGS PLC

Date: 02 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director